                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)

                            Cox Communications, Inc.
                            ------------------------
                                (Name of Issuer)

                 Class A Common Stock, $1.00 par value per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                   224044 10 7
                            -----------------------
                                 (CUSIP Number)

                             Andrew A. Merdek, Esq.,
                              Cox Enterprises, Inc.
                              1400 Lake Hearn Drive
                      Atlanta, Georgia 30319 (404) 843-5564
                      -------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 19, 2002
                     -------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         AMENDMENT NO. 7 TO SCHEDULE 13D


----------------------                                --------------------------

CUSIP NO. 224044 10 7                                     PAGE 2 OF 16 PAGES
----------------------                                --------------------------

--------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   Cox Enterprises, Inc.
--------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A)______
                                                      Not Applicable (B)______
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4      SOURCE OF FUNDS*                               WC (See Item 3)

--------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)_____                        Not Applicable
--------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION           Delaware

--------------------------------------------------------------------------------

   NUMBER OF     7  SOLE VOTING POWER          0
    SHARES
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY
     EACH
   REPORTING
    PERSON
     WITH
                ----------------------------------------------------------------

                8  SHARED VOTING POWER         393,288,968 (Owned Indirectly)**

                ----------------------------------------------------------------

                9  SOLE DISPOSITIVE POWER      0

                ----------------------------------------------------------------

               10 SHARED DISPOSITIVE POWER     393,288,968 (Owned Indirectly)**
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                              393,288,968 (Owned Indirectly)**

--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                             Not Applicable
--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                             Approximately 65.5%**
--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON*
                                             CO
--------------------------------------------------------------------------------

** Includes 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Cox Enterprises, Inc. ("CEI") may be converted at any time on a share-for-share basis.

                         AMENDMENT NO. 7 TO SCHEDULE 13D


----------------------                                --------------------------
CUSIP NO. 224044 10 7                                     PAGE 3 OF 16 PAGES
----------------------                                --------------------------

--------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    Cox Holdings, Inc.
--------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A)______
                                                      Not Applicable (B)______
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------

4      SOURCE OF FUNDS*                                          AF (See Item 3)

--------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)_____                                    Not Applicable
--------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION                       Delaware

--------------------------------------------------------------------------------

   NUMBER OF     7  SOLE VOTING POWER                             0
    SHARES
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY
     EACH
   REPORTING
    PERSON
     WITH
                ----------------------------------------------------------------

                8  SHARED VOTING POWER                             366,407,116**

                ----------------------------------------------------------------

                9  SOLE DISPOSITIVE POWER                          0

                ----------------------------------------------------------------

                10 SHARED DISPOSITIVE POWER                        366,407,116**
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   366,407,116**

--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                  Not Applicable
--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                          Approximately 61.0%**
--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON*
                                                          CO

--------------------------------------------------------------------------------



** Includes 25,696,470 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by Cox Holdings, Inc. ("CHI") may be converted at any time on a share-for-share basis. For the purpose of determining the percent of the class to be reported in Item 13, the numerator includes 25,696,470 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by CHI may be converted at any time on a share-for-share basis and the denominator includes 27,597,792 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by the Cox Corporations may be converted at any time on a share-for share basis.

                         AMENDMENT NO. 7 TO SCHEDULE 13D

------------------------                                ------------------------

CUSIP NO. 224044 10 7                                     PAGE 4 OF 16 PAGES
------------------------                                ------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    Cox DNS, Inc.
                                                  (formerly Cox Discovery, Inc.)

--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A)_____
                                                        Not Applicable (B)_____
--------------------------------------------------------------------------------

3   SEC USE ONLY
--------------------------------------------------------------------------------

4   SOURCE OF FUNDS*                                    Not Applicable

--------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)_____                            Not Applicable
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION                Delaware

--------------------------------------------------------------------------------

  NUMBER OF    7     SOLE VOTING POWER                  0
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY
    EACH
  REPORTING
   PERSON
    WITH

               -----------------------------------------------------------------

                8    SHARED VOTING POWER
                                                        26,881,852**
                ----------------------------------------------------------------

                9    SOLE DISPOSITIVE POWER             0

                ----------------------------------------------------------------

                10   SHARED DISPOSITIVE POWER
                                                        26,881,852**
                ----------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        26,881,852**

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       Not Applicable
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                         Approximately 4.5%**
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*                           CO
--------------------------------------------------------------------------------

** Includes 1,901,322 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by Cox DNS, Inc. (formerly Cox Discovery, Inc.) ("CDNS") may be converted at any time on a share-for-share basis. For the purpose of determining the percent of the class to be reported in Item 13, the numerator includes 1,901,322 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by CDNS may be converted at any time on a share-for-share basis and the denominator includes 27,597,792 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by the Cox Corporations may be converted at any time on a share-for share basis.

                         AMENDMENT NO. 7 TO SCHEDULE 13D


----------------------                                -------------------------

CUSIP NO. 224044 10 7                                    PAGE 5 OF 16 PAGES
----------------------                                -------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  Cox Investment Company,
                                                         Inc.

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) ______
                                                       Not Applicable (B) ______

--------------------------------------------------------------------------------

3     SEC USE ONLY
--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*                                 Not Applicable
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)_____   Not Applicable
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware

--------------------------------------------------------------------------------

  NUMBER OF       7   SOLE VOTING POWER                0
   SHARES
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY
    EACH
  REPORTING
   PERSON
    WITH

                  --------------------------------------------------------------

                  8   SHARED VOTING POWER        26,881,852 (Owned Indirectly)**
                  --------------------------------------------------------------

                  9   SOLE DISPOSITIVE POWER     0

                  --------------------------------------------------------------

                  10  SHARED DISPOSITIVE POWER   26,881,852 (Owned Indirectly)**
--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,881,852 (Owned Indirectly)**

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          Not Applicable
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                      Approximately 4.5%**
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*                    CO
--------------------------------------------------------------------------------

** Includes 1,901,322 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Cox Investment Company, Inc. ("CICI") may be converted at any time on a share-for-share basis. For the purpose of determining the percent of the class to be reported in Item 13, the numerator includes 1,901,322 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by CICI may be converted at any time on a share-for-share basis and the denominator includes 27,597,792 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by the Cox Corporations may be converted at any time on a share-for share basis.

Amendment No. 7 to Schedule 13D                                   Page 6 of 16
Cox Enterprises, Inc.
Cox Communications, Inc.


         CEI, CDNS, CHI and CICI (collectively, the "Cox Corporations") hereby amend their joint filing on Schedule 13D (filed with the Securities and Exchange Commission (the "Commission") on January 27, 1995), and amended by Amendment No. 1 to Schedule 13D (filed with the Commission on April 18, 1995), Amendment No. 2 to Schedule 13D (filed with the Commission on July 17, 1995), Amendment No. 3 to
Schedule 13D (filed with the Commission on July 1, 1996), Amendment No. 4 to
Schedule 13D (filed with the Commission on April 27, 2001), Amendment No. 5 to
Schedule 13D (filed with the Commission on November 16, 2001) and Amendment No. 6 to Schedule 13D (filed with the Commission on January 30, 2002) (the original joint filing on Schedule 13D, together with Amendment No. 1 to Schedule 13D, Amendment No. 2 to Schedule 13D, Amendment No. 3 to Schedule 13D, Amendment No. 4 to Schedule 13D, Amendment No. 5 to Schedule 13D, Amendment No. 6 and this Amendment No. 7 (this "Amendment") to Schedule 13D, are collectively referred to herein as the "Schedule 13D"), with respect to their beneficial ownership of shares of Class A Common Stock, par value $1.00 per share (the "Class A Common Stock"), issued by Cox Communications, Inc., a Delaware corporation (the "Company").

ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities to which the Schedule 13D relates is the Class A Common Stock.

         The address of the principal executive offices of the Company is 1400 Lake Hearn Drive, Atlanta, Georgia 30319.

ITEM 2.  IDENTITY AND BACKGROUND

         This Amendment is being filed by the Cox Corporations. Anne Cox Chambers and Barbara Cox Anthony, who ultimately control the Cox Corporations, are filing separate amendments to their separate filings on Schedule 13D. (See
Item 4).

         All of the Cox Corporations are incorporated in the State of Delaware. The principal businesses of CEI are publishing, broadband communications, broadcasting and automobile auctions. CDNS, CHI and CICI are holding companies. (See Item 4). The principal office and business address of the Cox Corporations is 1400 Lake Hearn Drive, Atlanta, Georgia 30319.

         The directors and executive officers of CEI, CDNS, CHI and CICI (including Anne Cox Chambers and Barbara Cox Anthony) are set forth on Schedules I through IV, respectively, and

Amendment No. 7 to Schedule 13D                                   Page 7 of 16
Cox Enterprises, Inc.
Cox Communications, Inc.


incorporated herein by reference. These Schedules set forth the following information with respect to each such person:

         (i)      name;
         (ii)     residence or business address; and
         (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

During the last five years, none of the Cox Corporations nor, to the best knowledge of the persons filing this Amendment, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

         During the last five years, none of the Cox Corporations nor, to the best knowledge of the persons filing this Amendment, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         To the best knowledge of the persons filing this Amendment, all of the individuals listed in Schedules I through IV are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate consideration paid by CEI to repurchase $459,000,000 aggregate principal amount of its Exchangeable Notes (as defined below) was $459,000,000. The source of the funds was CEI's working capital.

ITEM 4. PURPOSE OF TRANSACTION

         In February and March 2001, CEI issued $459,000,000 aggregate principal amount of its 2% Exchangeable Senior Notes due 2021 (the "Exchangeable Notes"). This issuance was reported on Amendment No. 4 to Schedule 13D (filed with the Commission on April 27, 2001). Pursuant to the terms of the Fourth Supplemental Indenture, dated as of February 23, 2001, by and between CEI and The Bank of New York, as Trustee (the "Fourth Supplemental Indenture"), at any

Amendment No. 7 to Schedule 13D                                   Page 8 of 16
Cox Enterprises, Inc.
Cox Communications, Inc.


time before the close of business on February 15, 2021, holders of the Exchangeable Notes had the right to exchange each $1,000 principal amount of their Exchangeable Notes into 16.5115 shares of Class A Common Stock, subject to adjustment upon the occurrence of certain events. Upon exchange, CEI had the right to deliver shares of the Class A Common Stock of the Company or cash based on the value of such shares.

         Pursuant to the terms of the Fourth Supplemental Indenture, CEI sent notice to the holders of the Exchangeable Notes on January 17, 2002 of such holders' right to require CEI to repurchase the Exchangeable Notes on February 15, 2002 for cash at a purchase price of 100% of the principal amount of such holders' Exchangeable Notes plus accrued and unpaid interest to, but excluding, the purchase date. All of the outstanding Exchangeable Notes were tendered to CEI. CEI repurchased $454,500,000 aggregate principal amount of Exchangeable Notes on February 19, 2002 and the remaining $4,500,000 aggregate principal amount of Exchangeable Notes on February 22, 2002 for total cash consideration of $459,000,000.

         The foregoing description of the Fourth Supplemental Indenture is qualified in its entirety by reference to a copy of such agreement, which is included herewith as Exhibit 7.01 and is specifically incorporated herein by reference.

         CHI beneficially owns 366,407,116 shares of Class A Common Stock (including 25,696,470 shares of Class A Common Stock into which the Class C Common Stock is convertible), which represents approximately 61.0% of the Class A Common Stock. For the purpose of determining the percent of the Class A Common Stock, the numerator includes 25,696,470 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by CHI may be converted at any time on a share-for-share basis and the denominator includes 27,597,792 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by the Cox Corporations may be converted at any time on a share-for share basis. CEI indirectly beneficially owns 393,288,968 shares of Class A Common Stock (including 27,597,792 shares of Class A Common Stock into which the Class C Common Stock is convertible), which represents approximately 65.5% of the Class A Common Stock.

         CEI is the holder of (i) all of the outstanding capital stock of CHI, which directly beneficially owns approximately 61.0% of the Class A Common Stock, and (ii) all of the outstanding capital stock of CICI, which directly owns all of the outstanding capital stock of CDNS, which in turn directly beneficially owns approximately 4.5% of the Class A Common Stock (including for the purposes of these calculations the 27,597,792 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by the Cox Corporations may be converted at any time on a

Amendment No. 7 to Schedule 13D                                   Page 9 of 16
Cox Enterprises, Inc.
Cox Communications, Inc.


share-for share basis). Therefore, CEI indirectly exercises beneficial ownership over an aggregate of approximately 65.5% of the Class A Common Stock.

         There are 605,263,039 shares of common stock of CEI outstanding, with respect to which: (i) Barbara Cox Anthony, as trustee of the Anne Cox Chambers Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%);
(ii) Anne Cox Chambers, as trustee of the Barbara Cox Anthony Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%); (iii) Barbara Cox Anthony, Anne Cox Chambers and Richard L. Braunstein, as trustees of the Dayton Cox Trust A, exercise beneficial ownership over 248,237,055 shares (41.0%); and (iv) 266 individuals and trusts exercise beneficial ownership over the remaining 7,127,452 shares (1.2%).

         Thus, Barbara Cox Anthony and Anne Cox Chambers, who are sisters, together exercise beneficial ownership over 598,135,587 shares (98.8%) of the common stock of CEI. In addition, Garner Anthony, the husband of Barbara Cox Anthony, holds beneficially and of record 43,734 shares of common stock of CEI. Barbara Cox Anthony disclaims beneficial ownership of such shares. Thus, Mrs. Chambers and Mrs. Anthony share ultimate control over the Cox Corporations, and thereby indirectly exercise beneficial ownership over approximately 65.5% of the Class A Common Stock.

         Other than the above-mentioned transactions, none of the Cox Corporations nor, to the best knowledge of the persons filing this Schedule 13D, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j). The Cox Corporations understand that any of their respective executive officers and directors that hold shares of the Company's Class A Common Stock do so for investment purposes.

         The Cox Corporations, their respective executive officers and directors, Anne Cox Chambers and Barbara Cox Anthony intend to review continuously the Company's business affairs, general industry and economic conditions and the capital needs of the Cox Corporations. Based on such review, these entities and individuals may, from time to time, determine to increase their ownership of Class A Common Stock, to sell all or any portion of their holdings in the Company or to approve an extraordinary corporate transaction of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) See Items 11 and 13 of the cover pages for the aggregate number and percentage of Class A Common Stock beneficially owned by each of the Cox Corporations.

Amendment No. 7 to Schedule 13D                                   Page 10 of 16
Cox Enterprises, Inc.
Cox Communications, Inc.


         Mrs. Chambers indirectly beneficially owns 393,288,968 shares of Class A Common Stock (including 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Chambers may be converted at any time). As of October 31, 2001, there was an aggregate of 573,085,398 shares of Class A Common Stock issued and outstanding. Accordingly, Mrs. Chambers is the indirect beneficial owner of approximately 65.5% of the Class A Common Stock.

         Mrs. Anthony indirectly beneficially owns 393,288,968 shares of Class A Common Stock (including 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Anthony may be converted at any time). As of October 31, 2001, there was an aggregate of 573,085,398 shares of Class A Common Stock issued and outstanding. Accordingly, Mrs. Anthony is the indirect beneficial owner of approximately 65.5% of the Class A Common Stock.

         The Cox Corporations have been informed that the following executive officers and directors of the Cox Corporations beneficially own shares of the Company's Class A Common Stock:

         David E. Easterly                     4,000
         James C. Kennedy                    108,400
         Robert C. O'Leary                    18,176

Each of the individuals listed above beneficially owns less than one percent of the Class A Common Stock.

         (b) See Items 7 and 9 of the cover pages for the number of shares of Class A Common Stock beneficially owned by each of the Cox Corporations as to which there is shared power to vote or direct the vote or shared power to dispose or to direct the disposition of such shares of Class A Common Stock.

         Mrs. Chambers and Mrs. Anthony have the indirect shared power to direct the vote or direct the disposition of 393,288,968 shares of Class A Common Stock (including 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Chambers and Mrs. Anthony may be converted at any time).

         The number of shares set forth above as beneficially owned by the Cox Corporations, Anne Cox Chambers and Barbara Cox Anthony does not include any shares beneficially owned by any person listed on Schedules I through IV hereto for his or her personal investment account. The

Amendment No. 7 to Schedule 13D                                   Page 11 of 16
Cox Enterprises, Inc.
Cox Communications, Inc.


Cox Corporations, Anne Cox Chambers and Barbara Cox Anthony expressly disclaim beneficial ownership of all such shares owned by all such persons and are not a party to any agreement or arrangement of any kind with any such persons with respect to the acquisition, holding, voting or disposition of any such shares of Class A Common Stock or any shares of Class A Common Stock that they beneficially own.

         Except as indicated in Item 5(a), the Cox Corporations understand that the executive officers and directors listed in Item 5(a) above have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of the number of shares of Class A Common Stock that they beneficially own.

         (c) None of the Cox Corporations nor, to the best knowledge of the persons filing this Schedule 13D, any of their respective executive officers and directors, Anne Cox Chambers or Barbara Cox Anthony have effected any open-market transactions in the Class A Common Stock during the past sixty days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock referred to in paragraphs (a) and (b) above.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         To the best knowledge of the persons filing this Schedule 13D, other than the agreements described in Item 4 of the Schedule 13D and filed with the
Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Company among the Cox Corporations, their respective executive officers and directors, Mrs. Chambers or Mrs. Anthony or between any of such persons and any other person that are required to be described under Item 6 of Schedule 13D.

Amendment No. 7 to Schedule 13D                                   Page 12 of 16
Cox Enterprises, Inc.
Cox Communications, Inc.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01      Fourth Supplemental Indenture, dated as of February 23,
                  2001, by and between CEI and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 7.07 to the Amendment No. 4 to the Schedule 13D, as filed with the Commission on April 27, 2001).

Exhibit 7.02 Joint Filing Agreement dated January 29, 1995, among CEI, CHI, CDNS and CICI (Incorporated by reference to Exhibit 7.02 to the Cox Corporations' Schedule 13D, as filed with the Commission on January 27, 1995).

Amendment No. 7 to Schedule 13D                                   Page 13 of 16
Cox Enterprises, Inc.
Cox Communications, Inc.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    COX ENTERPRISES, INC.


February 25, 2002                   By:     /s/Andrew A. Merdek
-----------------------                -----------------------------------------
         Date                                    Andrew A. Merdek

Amendment No. 7 to Schedule 13D                                   Page 14 of 16
Cox Holdings, Inc.
Cox Communications, Inc.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    COX HOLDINGS, INC.


February 25, 2002                   By:         /s/ Andrew A. Merdek
---------------------------            -----------------------------------------
         Date                                    Andrew A. Merdek

Amendment No. 7 to Schedule 13D                                   Page 15 of 16
Cox DNS, Inc.
Cox Communications, Inc.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    COX DNS, INC.


February 25, 2002                   By:     /s/Andrew A. Merdek
---------------------------            -----------------------------------------
         Date                                    Andrew A. Merdek

Amendment No. 7 to Schedule 13D                                   Page 16 of 16
Cox Investment Company, Inc.
Cox Communications, Inc.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    COX INVESTMENT COMPANY, INC.


February 25, 2002                   By:     /s/ Andrew A. Merdek
---------------------------            -----------------------------------------
         Date                                    Andrew A. Merdek

                                   Schedule I
                              Cox Enterprises, Inc.
                        Executive Officers and Directors


Name                                 Business Address              Principal Occupation         Employed
----                                 ----------------              --------------------         --------
James C. Kennedy*                    Cox Enterprises, Inc.         Chairman of the Board        Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive         and Chief Exec. Officer      1400 Lake Hearn Drive
                                     Atlanta, GA 30319                                          Atlanta, GA 30319

David E. Easterly*                   Cox Enterprises, Inc.         Vice Chairman                Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive                                      1400 Lake Hearn Drive
                                     Atlanta, GA 30319                                          Atlanta, GA 30319

G. Dennis Berry                      Cox Enterprises, Inc.         President and Chief          Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive         Operating Officer            1400 Lake Hearn Drive
                                     Atlanta, GA 30319                                          Atlanta, GA 30319

Robert C. O'Leary*                   Cox Enterprises, Inc.         Exec. Vice President         Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive         and Chief Financial          1400 Lake Hearn Drive
                                     Atlanta, GA 30319             Officer                      Atlanta, GA 30319


Timothy M. Hughes                    Cox Enterprises, Inc.         Senior Vice President        Cox Enterprises, Inc
                                     1400 Lake Hearn Drive         Administration               1400 Lake Hearn Drive
                                     Atlanta, GA 30319                                          Atlanta, GA 30319

Alexander V. Netchvolodoff           Cox Enterprises, Inc.         Senior Vice President        Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive         Public Policy                1400 Lake Hearn Drive
                                     Atlanta, GA 30319                                          Atlanta, GA 30319

Barbara C. Anthony*                  Cox Enterprises, Inc.         Vice President               Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive                                      1400 Lake Hearn Drive
                                     Atlanta, GA 30319                                          Atlanta, GA 30319

Preston B. Barnett                   Cox Enterprises, Inc.         Vice President and           Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive         General Tax Counsel          1400 Lake Hearn Drive
                                     Atlanta, GA 30319                                          Atlanta, GA 30319

Anne C. Chambers*                    Cox Enterprises, Inc.         Vice President               Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive                                      1400 Lake Hearn Drive
                                     Atlanta, GA 30319                                          Atlanta, GA 30319

Marybeth H. Leamer                   Cox Enterprises, Inc.         Vice President, Human        Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive         Resources                    1400 Lake Hearn Drive
                                     Atlanta, GA 30319                                          Atlanta, GA 30319

Amendment No. 7 to Schedule 13D
Cox Communications, Inc.





Name                                 Business Address              Principal Occupation         Employed
----                                 ----------------              --------------------         --------

Richard J. Jacobson                  Cox Enterprises, Inc.         Vice President &             Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive         Treasurer                    1400 Lake Hearn Drive
                                     Atlanta, GA 30319                                          Atlanta, GA 30319

Michael J. Mannheimer                Cox Enterprises, Inc.         Vice President,              Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive         Materials Management         1400 Lake Hearn Drive
                                     Atlanta., GA                                               Atlanta, GA 30319

Andrew A. Merdek                     Cox Enterprises, Inc.         Vice President, Legal        Cox Enterprises, Inc
                                     1400 Lake Hearn Drive         Affairs & Secretary          1400 Lake Hearn Drive
                                     Atlanta, GA 30319                                          Atlanta, GA 30319

John C. Mellott                      Cox Enterprises, Inc.         Vice President, Business     Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive         Development                  1400 Lake Hearn Drive
                                     Atlanta, GA 30319                                          Atlanta, GA 30319

John C. Williams                     Cox Enterprises, Inc.         Vice President               Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive         Marketing &                  1400 Lake Hearn Drive
                                     Atlanta, GA 30319             Communications               Atlanta, GA 30319

Thomas B. Whitfield                  Cox Enterprises, Inc.         Vice President,              Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive         Direct Marketing             1400 Lake Hearn Drive
                                     Atlanta, GA  30319                                         Atlanta, GA 30319

Alexandra M. Wilson                  Cox Enterprises, Inc.         Vice President, Public       Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive         Policy                       1400 Lake Hearn Drive
                                     Atlanta, GA  30319                                         Atlanta, GA  30319

Maria L. Friedman                    Cox Enterprises, Inc.         Assistant Vice               Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive         President, Tax               1400 Lake Hearn Drive
                                     Atlanta, GA  30319                                         Atlanta, GA  30319

Arthur M. Blank*                     AMB Group, LLC                Chairman, President          AMB Group, LLC
                                     3290 Northside Parkway        & Chief Executive            3290 Northside Parkway
                                     Atlanta, GA  30327            Officer                      Atlanta, GA 30327

Richard L. Braunstein*               Dow, Lohnes &                 Member                       Dow, Lohnes &
                                     Albertson, PLLC                                            Albertson, PLLC
                                     1200 New Hampshire Ave                                     1200 New Hampshire Ave.
                                     Washington, DC 20036                                       Washington, DC 20036

Thomas O. Cordy*                     3770 Village Drive            Director-                    The Maxxis Group, Inc.
                                     Atlanta, GA  30331            Retired President and
                                                                   Chief Executive Officer

Amendment No. 7 to Schedule 13D
Cox Communications, Inc.



Name                                 Business Address              Principal Occupation         Employed
----                                 ----------------              --------------------         --------

Carl R. Gross*                       5895 Winterhur Ridge          Director                     Retired Vice President &
                                     Atlanta, GA 30328                                          Chief Administrative
                                                                                                Officer

Ben F. Love*                         Cox Enterprises, Inc.         Director                     Chase Bank of Texas
                                     1400 Lake Hearn Drive                                      600 Travis Street
                                     Atlanta, GA  30319                                         Houston, TX 77002

Paul J. Rizzo*                       Cox Enterprises, Inc.         Director-                    Franklin Street Partners
                                     1400 Lake Hearn Drive         Retired Vice Chairman,       6330 Quadrangle Drive
                                     Atlanta, GA  30319            IBM Corporation              Chapel Hill, NC  27514

Shauna J. Sullivan                   Cox Enterprises, Inc.         Assistant Secretary          Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive                                      1400 Lake Hearn Drive
                                     Atlanta, GA  30319                                         Atlanta, GA  30319

Carol L. Larner                      Cox Enterprises, Inc.         Assistant Treasurer          Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive                                      1400 Lake Hearn Drive
                                     Atlanta, GA  30319                                         Atlanta, GA  30319



*        Director of the Corporation

                                   Schedule II
                               Cox Holdings, Inc.
                        Executive Officers and Directors



Name                                 Business Address              Principal Occupation         Employed
----                                 ----------------              --------------------         --------

G. Dennis Berry                      President                     President and Chief          Cox Enterprises, Inc.
                                     Cox Holdings, Inc.            Operating Officer            1400 Lake Hearn Drive
                                     1400 Lake Hearn Drive                                      Atlanta, GA 30319
                                     Atlanta, GA 30319

Preston B. Barnett                   Vice President                Vice President and           Cox Enterprises, Inc.
                                     Cox Holdings, Inc.            General Tax Counsel          1400 Lake Hearn Drive
                                     1400 Lake Hearn Drive                                      Atlanta, GA 30319
                                     Atlanta, GA 30319


John C. Mellott                      Vice President                Vice President,              Cox Enterprises, Inc.
                                     Cox Holdings, Inc.            Business Development         1400 Lake Hearn Drive
                                     1400 Lake Hearn Drive                                      Atlanta, GA 30319
                                     Atlanta, GA 30319

Andrew A. Merdek*                    Vice President &              Vice President-              Cox Enterprises, Inc.
                                     Secretary                     Legal Affairs and            1400 Lake Hearn Drive
                                     Cox Holdings, Inc.            Secretary                    Atlanta, GA 30319
                                     1400 Lake Hearn Drive
                                     Atlanta, GA 30319


Richard J. Jacobson*                 Treasurer                     Vice President and           Cox Enterprises, Inc
                                     Cox Holdings, Inc.            Treasurer                    1400 Lake Hearn Drive
                                     1400 Lake Hearn Drive                                      Atlanta, GA 30319
                                     Atlanta, GA 30319

Richard F. Klumpp*                   Assistant Secretary           Manager, Financial           Nevada Corporate
                                     Cox Holdings, Inc.            Services and Assistant       Management, Inc.
                                     1400 Lake Hearn Drive         Vice President               3773 Howard Hughes Pky.
                                     Atlanta, GA 30319                                          Las Vegas, NV 89109


*        Director of the Corporation

                                  Schedule III
                                  Cox DNS, Inc.
                        Executive Officers and Directors

Amendment No. 7 to Schedule 13D
Cox Communications, Inc.




Name                                 Business Address              Principal Occupation         Employed
----                                 ----------------              --------------------         --------

Robert C. O'Leary *                  President                     Exec. Vice President         Cox Enterprises, Inc.
                                     Cox DNS, Inc.                 and Chief Financial          1400 Lake Hearn Drive
                                     1400 Lake Hearn Drive         Officer                      Atlanta, GA 30319
                                     Atlanta, GA 30319

Preston B. Barnett                   Vice President                Vice President and           Cox Enterprises, Inc.
                                     Cox DNS, Inc.                 General Tax Counsel          1400 Lake Hearn Drive
                                     1400 Lake Hearn Drive                                      Atlanta, GA 30319
                                     Atlanta, GA 30319

John C. Mellott*                     Vice President                Vice President,              Cox Enterprises, Inc.
                                     Cox DNS, Inc.                 Business Development         1400 Lake Hearn Drive
                                     1400 Lake Hearn Drive                                      Atlanta, GA 30319
                                     Atlanta, GA 30319

Andrew A. Merdek*                    Secretary                     Vice President,              Cox Enterprises, Inc.
                                     Cox DNS, Inc.                 Legal Affairs and            1400 Lake Hearn Drive
                                     1400 Lake Hearn Drive         Secretary                    Atlanta, GA 30319
                                     Atlanta, GA 30319

Richard J. Jacobson                  Treasurer                     Vice President and           Cox Enterprises, Inc
                                     Cox DNS, Inc.                 Treasurer                    1400 Lake Hearn Drive
                                     1400 Lake Hearn Drive                                      Atlanta, GA 30319
                                     Atlanta, GA 30319


*        Director of the Corporation

Amendment No. 7 to Schedule 13D
Cox Communications, Inc.


                                   Schedule IV
                          Cox Investment Company, Inc.
                        Executive Officers and Directors




Name                                 Business Address              Principal Occupation         Employed
----                                 ----------------              --------------------         --------
G. Dennis Berry*              President                            President and Chief          Cox Enterprises, Inc.
                              Cox Investment Company, Inc.         Operating Officer            1400 Lake Hearn Drive
                              1400 Lake Hearn Drive                                             Atlanta, GA 30319
                              Atlanta, GA 30319

Preston B. Barnett            Vice President                       Vice President and           Cox Enterprises, Inc.
                              Cox Investment Company, Inc.         General Tax counsel          1400 Lake Hearn Drive
                              1400 Lake Hearn Drive                                             Atlanta, GA 30319
                              Atlanta, GA 30319


John C. Mellott*              Director                             Vice President,              Cox Enterprises, Inc.
                              Cox Investment Company, Inc.         Business Development         1400 Lake Hearn Drive
                              1400 Lake Hearn Drive                                             Atlanta, GA 30319
                              Atlanta, GA 30319

Andrew A. Merdek*             Secretary                            Vice President,              Cox Enterprises, Inc.
                              Cox Investment Company, Inc.         Legal Affairs and            1400 Lake Hearn Drive
                              1400 Lake Hearn Drive                Secretary                    Atlanta, GA 30319
                              Atlanta, GA 30319

Richard J. Jacobson           Treasurer                            Vice President and           Cox Enterprises, Inc
                              Cox Investment Company, Inc.         Treasurer                    1400 Lake Hearn Drive
                              1400 Lake Hearn Drive                                             Atlanta, GA 30319
                              Atlanta, GA 30319


*        Director of the Corporation